THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED

NOTES AND DEBENTURES,
PREFERRED SHARES CLASSIFIED AS EQUITY,

AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS

AND CAPITAL

TRUST SECURITIES

FOR THE TWELVE

MONTHS ENDED JANUARY

31, 2024
TD Bank Group (“TD” or the “Bank”) dividend

requirements on all its outstanding preferred

shares and other equity instruments in respect

of the twelve months
ended January 31, 2024 and adjusted to a before-tax

equivalent using an effective tax rate of 20.1%

for the twelve months ended January 31,

2024, amounted to
$691.1 million. The Bank’s interest and dividend requirements on all subordinated notes and debentures,

preferred shares and liabilities for preferred

shares and
other equity instruments and capital trust

securities, after adjustment for new issues

and retirement, amounted to $1,085.8 million

for the twelve months ended
January 31, 2024.

The Bank’s reported net income, before interest

on subordinated debt and liabilities

for preferred shares and capital trust securities

and income
taxes was $14,393 million for the twelve

months ended January 31, 2024,

which was 13.3 times the Bank’s aggregate dividend

and interest requirement for this
period.

On an adjusted basis, the Bank’s net income before

interest on subordinated debt and liabilities

for preferred shares and other equity instruments

and capital
trust securities and income taxes for the twelve

months ended January 31, 2024, was $17,389

million, which was 16.0 times the Bank’s aggregate

dividend and
interest requirement for this period.

The Bank prepares its interim consolidated

financial statements in accordance with International

Financial Reporting Standards (IFRS),

the current generally
accepted accounting principles (GAAP),

and refers to results prepared in accordance

with IFRS as “reported”

results. The Bank also utilizes non-GAAP

financial
measures such as “adjusted”

results (i.e. reports results excluding

“items of note”) and non-GAAP ratios to

assess each of its businesses and measure

overall
Bank performance. The Bank believes that non-GAAP

financial measures and non-GAAP ratios

provide the reader with a better understanding

of how
management views the Bank’s performance.

Non-GAAP financial measures and ratios used

in this presentation are not defined under

IFRS, and, therefore, may
not be comparable to similar terms used by

other issuers. See “How We Performed”

and “Quarterly Results” sections of the

Bank’s first quarter 2024

MD&A
(available at www.td.com/investor and www.sedar.com), which are incorporated by reference,

for further explanation, reported basis results,

a list of the items of
note, and a reconciliation of adjusted to reported

results.